Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated May 31, 2013

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet.

The initial estimated value of the notes as of the pricing date is expected to be $9.90 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-17 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.10	$
Proceeds, before expenses, to BAC	$9.90	$

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June     , 2013

Pricing Date* June , 2013

Settlement Date* July , 2013

Maturity Date* July , 2014

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Units

$10 principal amount per unit

CUSIP No.

Bank of America

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index

Maturity of approximately one year, unless redeemed

At maturity or upon redemption:

3-to-1 upside exposure to decreases in the Index

3-to-1 downside exposure to increases in the Index, with 100% of your investment at risk

Automatic redemption triggered if the closing level of the Index is greater than or equal to 120% of the Starting Value

Redeemable daily at the option of the holder at a minimum amount of 5,000 units

Payment on the notes will be calculated based on $9.90 per unit, and you will lose 1% of the principal amount even if the level of the Index does not change

All payments are subject to the credit risk of Bank of America Corporation

No periodic interest payments

Limited secondary market liquidity, with no exchange listing

Enhanced Return

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Summary

The Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC.

The notes do not pay interest. Instead, the notes provide short (or bearish) exposure to the Market Measure, which is the S&P 500® Total Return Index (the “Index”). At maturity or upon an earlier redemption, the notes have 3-to-1 leveraged exposure to increases or decreases of the Index. If the applicable Ending Value is less than the Starting Value, you will receive three times upside exposure to the decrease of the Index. The notes are also subject to an automatic redemption if the closing level of the Index is greater than or equal to 120% of the Starting Value. In that case, the amount that you will receive will be determined based on the closing level of the Index on the following Market Measure Business Day, so you will bear the risk of additional increases in the Index. If the Ending Value (upon early redemption or at maturity) is greater than the Starting Value, you will lose three times the increase of the Index, and may lose all or a portion of the principal amount of your notes. You may also elect to redeem the notes prior to maturity. See “Terms of the Notes” below.

Payments on the notes will be calculated based on the amount of $9.90 per unit, which takes into account the 1% underwriting discount. All payments will depend on our credit risk and the performance of the Index. Because the payment on the note is calculated based on the amount of $9.90 per unit, in order for you to receive at least the $10 principal amount per unit at maturity or upon redemption, the level of the Index must decrease by more than 0.3333%.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately one year
Market Measure:	The S&P 500® Total Return Index (Bloomberg symbol: “SPTR”)
Starting Value:	The closing level of the Index on the pricing date.
Ending Value:

The Ending Value will be the closing level of the Index on:

▪           the Optional Redemption Date (if you elect to redeem the notes before maturity);

▪            the next Market Measure Business Day after the day on which a Trigger Event occurs; or

▪           the Final Valuation Date (if the notes are not redeemed earlier) .

Each of these capitalized terms is defined below.

Participation Rate:	300% on the upside and the downside.
Final Valuation Date:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Optional Redemption Before Maturity:

You may elect to redeem all or a portion of your notes on any Market Measure Business Day before the Final Valuation Date, as described in “Description of the Notes — Optional Redemption” on page TS-10. The minimum optional redemption amount will be 5,000 units.

Trigger Event:	A Trigger Event will occur if the closing level of the Index is greater than or equal to 120% of the Starting Value.
Automatic Redemption Before Maturity:

The notes will be automatically redeemed if a Trigger Event occurs on any Market Measure Business Day before the Final Valuation Date, as described in “Description of the Notes — Automatic Redemption” on page TS-11.

Fees:	The underwriting discount of $0.10 per unit listed on the cover page.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Redemption Amount Determination upon Maturity or Optional or Automatic Redemption

At maturity or upon an earlier redemption, your payment per unit will be determined as follows:

In no event will the Redemption Amount be less than zero.

If the Ending Value is more than the Starting Value, or has not decreased sufficiently, you will lose all or a portion of the principal amount of your notes.

If a Trigger Event occurs, the Ending Value and Redemption Amount will not be determined until the next Market Measure Business Day, and you will bear the risk of additional increases in the Index. See Risk Factors” beginning on page TS-6.

Leveraged Bear Notes with Early Redemption Trigger	TS-2

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-866-500-5408. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will decrease sufficiently from the Starting Value to the Ending Value to provide you with your desired return or seek risk diversification.

▪

You are willing to risk a leveraged loss of principal if the Index increases from the Starting Value to the Ending Value, and to risk a loss of principal and return if the Index does not decrease sufficiently from the Starting Value to the Ending Value.

▪

You are willing to have the notes automatically redeemed prior to maturity if a Trigger Event occurs, and in that case, because the Redemption Amount will not be determined until the next Market Measure Business Day, you are willing to bear the risk of additional increases in the Index.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness and fees on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the Index will increase from the Starting Value to the Ending Value or that the Index will not decrease sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪

You are unwilling to have the notes automatically redeemed prior to maturity, or you are unwilling to bear the risk of additional increases in the Index on the Market Measure Business Day immediately after the Market Measure Business Day upon which a Trigger Event occurs.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-3

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Hypothetical Payout Profile and Examples of

Payments on the Notes

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes at maturity or earlier redemption, based on the amount of $9.90 per unit and the Participation Rate on the upside and the downside of 300%. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the amount of $9.90 per unit, a hypothetical Starting Value of 100, the Participation Rate on the upside and downside of 300%, and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and the applicable Ending Value. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
140.00		-40.00%	$0.00	(1)	-100.00%
130.00		-30.00%	$0.99		-90.10%
120.00	(2)	-20.00%	$3.96		-60.40%
110.00		-10.00%	$6.93		-30.70%
106.00		-6.00%	$8.12		-18.80%
103.00		-3.00%	$9.01		-9.90%
100.00	(3)	0.00%	$9.90		-1.00%
99.66	(4)	0.34%	$10.00		0.00%
97.00		3.00%	$10.79		7.91%
94.00		6.00%	$11.68		16.80%
90.00		10.00%	$12.87		28.70%
80.00		20.00%	$15.84		58.40%
70.00		30.00%	$18.81		88.10%
60.00		40.00%	$21.78		117.80%
50.00		50.00%	$24.75		147.50%
40.00		60.00%	$27.72		177.20%

(1)	The Redemption Amount per unit cannot be less than zero.

(2)

Based on the hypothetical Starting Value, this is the hypothetical closing level of the Index at which a Trigger Event will occur. However, if a Trigger Event occurs, the Ending Value and Redemption Amount will not be determined until the next Market Measure Business Day, and you will bear the risk of additional increases in the Index. See Risk Factors” beginning on page TS-6.

(3)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(4)

Because the Redemption Amount is calculated based upon the amount of $9.90 per unit, the Ending Value must be less than 99.66 in order for you to receive a payment that is greater than the principal amount of the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-4

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	80.00

$9.90 +	[	$9.90 × 300% ×	(100.00 – 80.00)	]	= $15.84	Redemption Amount per unit
100.00

Example 2

The Ending Value is 100.00, or 100.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	100.00

$9.90 +	[	$9.90 × 300% ×	(100.00 – 100.00)	]	= $9.90 Redemption Amount per unit. You will lose 1% of the principal amount even if the Ending Value is equal to the Starting Value.
100.00

Example 3

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	103.00

$9.90 +	[	$9.90 × 300% ×	(100.00 – 103.00)	]	= $9.01	Redemption Amount per unit
100.00

Example 4

The Ending Value is 140.00, or 140.00% of the Starting Value:

Starting Value:	100.00
Ending Value:	140.00

$9.90 +	[	$9.90 × 300% ×	(100.00 – 140.00)	]	= -$1.98, however, because the Redemption Amount for the notes cannot be below zero, the Redemption Amount will be $0.00 per unit
100.00

Leveraged Bear Notes with Early Redemption Trigger	TS-5

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-5 of the MTN prospectus supplement and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The notes are linked to the inverse performance of the Index.

The notes are linked to the inverse, or “short,” performance of the Index. Therefore, the market value of the notes will generally increase as the level of the Index decreases and will decrease as the level of the Index increases, and you will lose some or all of your principal amount if the level of the Index increases over the term of the notes.

Your investment may result in a loss; there is no guaranteed return of principal.

The notes are not principal protected. There is no fixed repayment amount of principal on the notes at maturity or an earlier redemption. The amount payable on the notes at maturity or upon an earlier redemption will depend on the percentage change in the level of the Index from the Starting Value to the Ending Value. If the level of the Index increases, then you will be subject to 3-to-1 downside exposure to that increase, and the Redemption Amount will be less than the principal amount of the notes. In addition, because the Redemption Amount is calculated based on $9.90 per unit, the Redemption Amount will also be less than the principal amount if the Ending Value has not decreased sufficiently from the Starting Value. You may lose all or a substantial portion of the principal amount of the notes.

The leveraged nature of the notes may significantly increase the volatility of their market value, and will significantly increase the loss in the market value of the notes attributable to any increase in the level of the index.

Because of the Participation Rate of 300%, the notes will participate in the performance of the Index on a leveraged basis, whether the level of the Index increases or decreases. As a result, this leverage will significantly decrease the market value of the notes if the level of the Index increases.

If you elect to have your notes redeemed, you cannot be certain at the time of your election of the Redemption Amount that you will receive.

You may elect to redeem all or a portion of your notes with a minimum amount of 5,000 units as described in this term sheet. However, the Redemption Amount that you will receive upon an optional redemption will not be determined until the end of the Market Measure Business Day on which you deliver your notice (determined as provided below under “Description of the Notes — Optional Redemption). You must deliver your notice before 10:00 A.M., New York City time, on the applicable Market Measure Business Day in order to have that day’s closing level of the Index determine the Redemption Amount that you will receive. Accordingly, it is possible that the Redemption Amount that you receive may be substantially less than the amount that you expected to receive at the time you exercised your redemption right. As a result, you should exercise care in exercising your redemption right.

If your notes are automatically redeemed due to a Trigger Event, the Redemption Amount that you will receive will not be determined until the next Market Measure Business Day, and you will bear the risk of additional increases in the Index.

If a Trigger Event occurs and your notes become automatically redeemable, the Redemption Amount will not be determined until the next Market Measure Business Day. As a result, you will bear the risk of any additional increases in the Index that may occur on that following day, and your loss on the notes could be even greater than if the Redemption Amount had been determined on the day that the Trigger Event occurred. As a result, you should not consider the automatic redemption due to a Trigger Event to be a “stop loss” limit, as it will not necessarily protect you from losses beyond the 20% increase of the Index. Any payment due to you upon automatic redemption may be significantly less than what you paid for the notes and may be zero.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

Any yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount at maturity or upon an earlier redemption is dependent upon our ability to repay our obligations on the applicable payment date, regardless of whether the Index decreases from the Starting Value to the Ending Value. No assurance can be given as to what our financial condition will be on any payment date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in the spread between the yield on our securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of the Index, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes will exceed the initial estimated value.

The initial estimated value of the notes provided on the cover page is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models, based upon the value of our obligation to make the payments required under the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-6

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the level of the Index and the inclusion in the public offering price of the underwriting discount. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Index, our creditworthiness and changes in market conditions.

We cannot assure you that there will be a trading market for your notes.

The notes will not be listed on any securities exchange. If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the level of the Index. The number of potential buyers of the notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

We anticipate that MLPF&S will act as a market-maker for the notes, it is not required to do so and may cease to do so at any time. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may be higher or lower than the public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which the notes could be sold in the secondary market likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the level of the Index that occur other than on the Optional Redemption Date, the Market Measure Business Day immediately after the Market Measure Business Day upon which a Trigger Event occurs, or the Final Valuation Date (each, a “valuation date”), as applicable.

Changes in the level of the Index during the term of the notes other than on the applicable valuation date will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the applicable Ending Value to the Starting Value. No other levels of the Index will be taken into account. As a result, even if the level of the Index has decreased at certain times during the term of the notes, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is greater than, or is not sufficiently less than, the Starting Value.

The publisher of the Index may adjust the Index in a way that affects its level, and the publisher has no obligation to consider your interests.

S&P Dow Jones Indices LLC (the “Index Sponsor”) can add, delete, or substitute the components included in the Index or make other methodological changes that could change its level. A new security included in the Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the Index. Additionally, the Index Sponsor may alter, discontinue, or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the notes. The Index Sponsor will have no obligation to consider your interests in calculating or revising the Index.

The notes are linked to the S&P 500® Total Return Index, not the S&P 500® Index

The notes are linked to the S&P 500® Total Return Index, not the S&P 500® Index. The calculation of the S&P 500® Total Return Index includes the reinvestment of ordinary and special dividends on the index stocks, in addition to their price movement. Therefore, the level of the S&P 500® Total Return Index is expected to outperform the S&P 500® Index. As a result, if the level of these indices increase, your loss on the notes is likely to be greater than if the notes had been linked to the S&P 500® Index.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their estimated initial value or the applicable Redemption Amount.

You may sell your notes if you wish to liquidate your investment in the notes prior to maturity. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell the notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. This is due to, among other things, changes in the level of the Index and the inclusion in the public offering price of the underwriting discount, all as further described in “Structuring the Notes” on page TS-17. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. The impact of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe a specific factor’s expected impact on the market value of the notes, assuming all other conditions remain constant.

•

Level of the Index. We anticipate that the market value of the notes prior to maturity generally will depend to a significant extent on the level of the Index. In general, it is expected that the market value of the notes will decrease as the level of the Index increases, and increase as the level of the Index decreases. However, as the level of the Index increases or decreases, the market value of the notes is not expected to decrease or increase at the same rate. If you sell the notes when the level of the Index is greater than, or not sufficiently less than the Starting Value, then you may receive less than the principal amount of

Leveraged Bear Notes with Early Redemption Trigger	TS-7

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

the notes. The amount that you would be able to receive in the secondary market may not reflect any intraday level of the Index at the time you sell the notes, and may be lower than the Redemption Amount that you may receive upon an optional redemption.

•

Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. Increases or decreases in the volatility of the Index may have an adverse impact on the market value of the notes. Even if the level of the Index decreases, if you are able to sell the notes, you may receive substantially less than the amount that would be payable at maturity or upon optional redemption based on that level because of the anticipation that the level of the Index will continue to fluctuate until the applicable Ending Value is determined.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the United States, as well as geopolitical conditions and other financial, political, regulatory, and judicial events and related uncertainties that affect stock markets generally, may affect the level of the Index and the market value of the notes.

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase.

•

Our Financial Condition and Creditworthiness. Our perceived creditworthiness, including any increases in our credit spreads and any actual or anticipated decreases in our credit ratings, may adversely affect the market value of the notes. However, a decrease in our credit spreads or an improvement in our credit ratings will not necessarily increase the market value of the notes.

Trading and hedging activities by us and our affiliates may affect your return on the notes and their market value.

We and our affiliates, including MLPF&S, may buy or sell the securities included in the Index, or futures or options contracts on the Index or its component securities. We may execute such purchases or sales for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the level of the Index in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, our affiliates or others on our behalf may decrease the level of the Index or the prices of its component securities. Consequently, the level of the Index or the prices of the securities included in the Index may increase subsequent to the pricing date, adversely affecting the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may also engage in hedging activities that could decrease the level of the Index on the pricing date. In addition, these activities may decrease the market value of the notes prior to maturity, including on the applicable valuation date, and may affect the Redemption Amount. We or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes, and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Index or the market value of the notes prior to maturity or the Redemption Amount.

Our trading, hedging and other business activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the Index and to securities included in the Index that are not for your account or on your behalf. We or one or more of our affiliates, including MLPF&S also may issue or underwrite other financial instruments with returns based upon the Index. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates, including MLPF&S, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Index or secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such a party may enter into additional hedging transactions with other parties relating to the notes and the Index. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We or our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

MLPF&S will be the calculation agent for the notes and, as such, will determine the Starting Value, the Ending Value, and the Redemption Amount. The calculation agent will also determine whether the notes are subject to an automatic redemption. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred, or in connection with judgments that it would be required to make if the publication of the Index is discontinued. See the sections entitled “Description of the Notes — Market Disruption Events,” “—  Adjustments to the Index,” and “— Discontinuance of the Index.” The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

You must rely on your own evaluation of the merits of an investment linked to the Index.

In the ordinary course of their businesses, our affiliates may have expressed views on expected movements in the Index or the securities included in the Index, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index or its component securities from multiple sources, and you should not rely on the views expressed by our affiliates.

Leveraged Bear Notes with Early Redemption Trigger	TS-8

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index, and you will not be entitled to dividends or other distributions by the issuers of these securities.

The notes are our debt securities. They are not equity instruments, shares of stock, or securities of any other issuer. Investing in the notes will not make you a holder of any of the securities represented by the Index. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities. The notes will be paid in cash and you have no right to receive delivery of any of these securities.

Except to the extent that our common stock is included in the Index, we do not control any company included in the Index and are not responsible for any disclosure made by any other company.

We currently, or in the future, may engage in business with companies included in the Index, and we or our affiliates may from time to time own securities of companies included in the Index. However, neither we nor any of our affiliates, including MLPF&S , have the ability to control the actions of any of these companies or have undertaken any independent review of, or made any due diligence inquiry with respect to, any of these companies, unless (and only to the extent that) our securities are represented by the Index. In addition, neither we nor any of our affiliates are responsible for the calculation of the Index. You should make your own investigation into the Index.

None of the Index Sponsor, its affiliates, or any other companies included in the Index other than us will be involved in the offering of the notes or will have any obligation of any sort with respect to the notes. As a result, none of those companies will have any obligation to take your interests as holders of the notes into consideration for any reason, including taking any corporate actions that might affect the value of the securities represented by the Index or the value of the notes.

Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

We and our affiliates, including MLPF&S, at the time of the offering of the notes or in the future, may engage in business with the companies represented by the Index, including making loans to, equity investments in, or providing investment banking, asset management, or other services to those companies, their affiliates, and their competitors.

In connection with these activities, we or our affiliates may receive information about those companies that we will not divulge to you or other third parties. One or more of our affiliates have published, and in the future may publish, research reports on one or more of these companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of your notes. We, or any of our affiliates, do not make any representation to any purchasers of the notes regarding any matters whatsoever relating to the issuers of the securities included in the Index. Any prospective purchaser of the notes should undertake an independent investigation of the companies included in the Index to a level that, in its judgment, is appropriate to make an informed decision regarding an investment in the notes. The composition of the Index does not reflect any investment recommendations from us or our affiliates.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as a single financial contract, as described under “U.S. Federal Income Tax Summary — General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-9

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Description of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the prospectus and prospectus supplement identified above under “Summary.” The following description of the notes supplements and, to the extent it is inconsistent with, supersedes the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will mature on July     , 2014. We will not pay interest on the notes. The notes do not guarantee the return of principal at maturity. The notes will be payable only in U.S. dollars.

We will issue the notes in denominations of whole units. Each unit will have a principal amount of $10. You may transfer the notes only in whole units.

The notes are not subject to any sinking fund. The notes will be subject to automatic redemption, and redemption at the option of the holder, as described below.

The notes will be issued in book-entry form only.

Payment on the Notes

At maturity or upon an earlier redemption, your payment per unit (the “Redemption Amount”) will be determined as follows:

$9.90 +	[	$9.90 × Participation Rate ×	(	Starting Value - Ending Value	)	]
Starting Value

In no event will the Redemption Amount be less than zero.

Because the payment on the notes will be based upon the amount of $9.90 per unit, the level of the Index must decrease by more than 0.3333% from the Starting Value to the applicable Ending Value, in order for you to receive a positive return on your investment.

The “Starting Value” will be the closing level of the Index on the pricing date, as determined by the calculation agent.

The “Ending Value” will be the closing level of the Index on the applicable valuation date, which will be the Optional Redemption Date, the Market Measure Business Day immediately after the Market Measure Business Day on which a Trigger Event occurs, or the Final Valuation Date, as applicable.

A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”) and The NASDAQ Stock Market (the “NASDAQ”), or their successors, are open for trading and (2) the Index or any successor is calculated and published.

A “business day” is any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Optional Redemption

Holders may elect to redeem their notes, in whole or in part, by giving an irrevocable written notice to MLPF&S on any Market Measure Business Day from and including the settlement date to and including the second Market Measure Business Day prior to the Final Valuation Date. We refer to the date on which an optional redemption occurs as the “Optional Redemption Date,” which will be (a) the Market Measure Business Day on which the notice is received by MLPF&S if the notice is received by 10:00 A.M., New York City time or (b) if the notice is received on a date that is not a Market Measure Business Day or if the notice is received after 10:00 A.M., New York City time, the Market Measure Business Day immediately following the date on which the notice is received by MLPF&S. The Redemption Amount upon an optional redemption will be paid on the fifth business day following the Optional Redemption Date (the “Optional Redemption Payment Date”), subject to postponement as described in “— Market Disruption Events.” For purposes of calculating the Redemption Amount payable on the Optional Redemption Payment Date, the Ending Value will be the closing level of the Index on the Optional Redemption Date, subject to postponement as described in “— Market Disruption Events”. The notes that are optionally redeemed in a notice must be a minimum principal amount of $50,000 and integral multiples of $50,000 in excess of $50,000.

The Redemption Amount will be determined based on the closing level of the Index on the applicable Optional Redemption Date, and accordingly, will not be known to you at the time you exercise your option.

Leveraged Bear Notes with Early Redemption Trigger	TS-10

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Automatic Redemption Due to a Trigger Event

If on any Market Measure Business Day from, but excluding, the pricing date to, and excluding, the Final Valuation Date, the closing level of the Index is greater than or equal to 120% of the Starting Value (a “Trigger Event”), the notes will be automatically redeemed, in whole, and not in part, and the Redemption Amount will be paid on the fifth business day following the Market Measure Business Day on which the Trigger Event occurs (the “Automatic Redemption Payment Date”), subject to postponement as described in “— Market Disruption Events.” For purposes of calculating the Redemption Amount payable on the Automatic Redemption Payment Date, the Ending Value will be the closing level of the Index on the Market Measure Business Day immediately after the Market Measure Business Day on which a Trigger Event occurs, subject to postponement as described in “— Market Disruption Events” if a Market Disruption Event occurs on that day.

Market Disruption Events

If there is a Market Disruption Event on a valuation date (other than the Final Valuation Date), the applicable valuation date will be the immediately succeeding Market Measure Business Day during which no Market Disruption Event shall have occurred or is continuing; provided that the applicable Ending Value will be determined on a date no later than the fifth Market Measure Business Day after the scheduled valuation date, and if there is a Market Disruption Event on such date, the calculation agent will determine (or, if not determinable, estimate) the applicable Ending Value in a manner which is considered commercially reasonable under the circumstances on such fifth Market Measure Business Day.

If there is a Market Disruption Event on the Final Valuation Date, the Final Valuation Date will be postponed to the immediately succeeding Market Measure Business Day during which no Market Disruption Event shall have occurred or is continuing; provided that the applicable Ending Value will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on a date no later than the second Market Measure Business Day prior to the maturity date, regardless of the occurrence of a Market Disruption Event on that second Market Measure Business Day.

If, due to a Market Disruption Event or otherwise, a valuation date (other than the Final Valuation Date) is postponed, the Optional Redemption Payment Date or the Automatic Redemption Payment Date, as applicable, will be postponed by the same number of business days, and no interest will accrue as a result of that postponement. However, if the Final Valuation Date is postponed, the maturity date will not be postponed.

A “Market Disruption Event” means one or more of the following events, as determined by the calculation agent in its sole discretion:

(A)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where the securities included in the Index trade (without taking into account any extended or after-hours trading session), in 20% or more of the securities which then comprise the Index or any successor index; and

(B)	the suspension of or material limitation on trading, in each case, for more than two consecutive hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the Index (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts, or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for purposes of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self-regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered “material.”

Leveraged Bear Notes with Early Redemption Trigger	TS-11

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Adjustments to the Index

After the pricing date, the Index Sponsor may make a material change in the method of calculating the Index or in another way that changes the Index such that it does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made. In this case, the calculation agent will, at the close of business in New York, New York, on each Market Measure Business Day until the Final Valuation Date, make adjustments to the Index. Those adjustments will be made in good faith as necessary to arrive at a calculation of a level of the Index as if those changes or modifications had not been made, and calculate the closing level of the Index, as so adjusted.

Discontinuance of the Index

After the pricing date, the Index Sponsor may discontinue publication of the Index. The Index Sponsor or another entity may then publish a substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”). If this occurs, the calculation agent will substitute the successor index as calculated by the Index Sponsor or any other entity and calculate the Ending Value as described under “— Payment on the Notes.” If the calculation agent selects a successor index, the calculation agent will give written notice of the selection to the trustee, to us, and to the holders of the notes.

If the Index Sponsor discontinues publication of the Index and the calculation agent does not select a successor index, then on each Market Measure Business until the Final Valuation Date, the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. The calculation agent will make available to holders of the notes information regarding that level by means of Bloomberg L.P., Thomson Reuters, a website, or any other means selected by the calculation agent in its reasonable discretion.

If a successor index is selected or the calculation agent calculates a level as a substitute for the Index, the successor index or level will be used as a substitute for all purposes, including for the purpose of determining whether a Trigger Event or a Market Disruption Event occurs.

Notwithstanding these alternative arrangements, any modification or discontinuance of the publication of the Index may adversely affect trading in the notes.

Role of the Calculation Agent

We have initially appointed our subsidiary, MLPF&S, as the calculation agent, but we may change the calculation agent at any time without notifying you.

The calculation agent has the sole discretion to make all determinations regarding the notes as described in this term sheet, including determinations regarding the Starting Value, the Ending Value, the Redemption Amount, any Market Disruption Events, a successor index, Market Measure Business Days, business days, and determinations related to the discontinuance of the Index. The calculation agent will also determine whether the notes are subject to an automatic redemption, and whether and when any holder has validly exercised its optional redemption right. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

Events of default are defined in the Senior Indenture. If such event occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption “— Payment on the Notes,” determined as if the notes matured on the date of acceleration. If a bankruptcy proceeding is commenced in respect of us, your claim may be limited under applicable bankruptcy law. In case of a default in payment of the notes, whether at maturity or upon acceleration, they will not bear a default interest rate.

Leveraged Bear Notes with Early Redemption Trigger	TS-12

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

The Index

The S&P 500® Total Return Index

The Index is the total return version of the S&P 500® Index and is calculated using the same methodology as the S&P 500® Index. However, the Index reflects changes in both movements in the prices of the stocks included in the S&P 500® Index and the reinvestment of the ordinary and special dividend income from those stocks. Ordinary cash dividends are applied on the ex-date in calculating the Index. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing company. These may be described by the company as “special,” “extra,” “year-end,” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. Special dividends are treated as corporate actions with offsetting price and divisor adjustments; the Index reflects both ordinary and special dividends.

The S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P Dow Jones Indices LLC (the “Index Sponsor”) chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the Index Sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the Index Sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of April 30, 2013 indicated in parentheses: Consumer Discretionary (11.76%); Consumer Staples (11.08%); Energy (10.63%); Financials (16.07%); Health Care (12.65%); Industrials (9.84%); Information Technology (17.84%); Materials (3.39%); Telecommunication Services (3.09%); and Utilities (3.65%). The Index Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

Computation of the S&P 500® Index

While the Index Sponsor currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that the Index Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Index Sponsor began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. The Index Sponsor’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index Sponsor would assign that company an

Leveraged Bear Notes with Early Redemption Trigger	TS-13

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the Index Sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the closing level of the S&P 500® Index.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

*    *    *

All disclosures contained in this term sheet regarding the Index and the S&P 500® Index, including, without limitation, their make up, methods of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Sponsor. The Index Sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Sponsor discontinuing publication of the Index are discussed in the “Description of the Notes — Discontinuance of the Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Leveraged Bear Notes with Early Redemption Trigger	TS-14

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

The following graph shows the monthly historical performance of the Index in the period from January 2008 through April 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On May 30, 2013, the closing level of the Index was 2,931.393.

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our subsidiary, MLPF&S. The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-15

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Leveraged Bear Notes with Early Redemption Trigger	TS-16

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

Supplement to the Plan of Distribution; Conflicts of Interest

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. Payments on the notes, including the amount you receive at maturity or upon an earlier redemption, will be calculated based on the performance of the Index and the amount of $9.90 per unit. In order to meet our payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include options, futures or other derivatives) with MLPF&S or one of its affiliates.

MLPF&S has advised us that the hedging arrangements will likely result in a profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S.

For further information, see “Risk Factors — The public offering price you pay for the notes will exceed the initial estimated value” beginning on page TS-6.

Leveraged Bear Notes with Early Redemption Trigger	TS-17

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts with respect to the Market Measure and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Market Measure for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this term sheet. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of any component stocks included in the Market Measure would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of one or more stocks included in the Market Measure were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuers of the component stocks included in the Market Measure and consult your tax advisor regarding the possible consequences to you, if any, if any issuer of the component stocks included in the Market Measure is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange or redemption, of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Leveraged Bear Notes with Early Redemption Trigger	TS-18

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

The IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss. It is possible that the IRS could assert that a U.S. Holder’s holding period in respect of the notes should end on the calculation date, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the calculation date is not in excess of one year from the original issue date, a U.S. Holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognized at such time would be treated as short-term capital gain or loss.

Because the Market Measure periodically rebalances, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale, exchange or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, sale, exchange or redemption of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “— U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for (extraordinary) dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, exchange, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

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Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page 85 of the prospectus), will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

Leveraged Bear Notes with Early Redemption Trigger	TS-20

Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

Further, any person acquiring or holding the notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA in connection with the transaction or any redemption of the notes, (y) none of us, MLPF&S, or any of our other affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that (a) none of us, MLPF&S, or any of our respective affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any substantially similar applicable law or regulation) with respect to the acquisition, holding or disposition of the notes, or as a result of any exercise by us or our affiliates of any rights in connection with the notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the notes and the transactions contemplated with respect to the notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such notes and not a fiduciary to such purchaser. Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

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Leveraged Bear Notes with Early Redemption Trigger Linked to the S&P 500® Total Return Index, due July , 2014

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

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